Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: CRUDE CARRIERS CORP.
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)
Corporate Participants
Ioannis Lazaridis

Crude Carriers — President
Jerry Kalogiratos

Crude Carriers — Chief Financial Officer

Conference Call Participants
Michael Webber

Wells Fargo
Scott Webber

Merrill Lynch
Martin Korsvold

Pareto
Presentation
Operator
Thank you for standing by and welcome to the Crude Carriers conference call on the Second Quarter 2011 Financial Results. We have with us Mr Ioannis Lazaridis President and Mr Jerry Kalogiratos Chief Financial Officer of the Company. At this time all participants are in a listen-only mode. There will be a presentation followed by a question and answer session at which time if you wish to ask a question you will need to press *1 on your telephone keypad and wait for your name to be announced. As you know earlier today the Company reported its financial results for the second quarter 2011 and the press release has been posted to the Crude Carriers website at www.crudecarriercorp.com, there are also slides supporting today’s audio presentation available on the website. If you don’t have access to the internet or would like a copy of the release faxed or emailed to you, please contact Capital Link at 212 661 7566. Please also note that the slides of the webcast presentation are users controlled and each participant can click on the proper button on the webcast screen to move to the next or to the previous slides on your own. I would remind everybody that the conference call today will include some forward looking statements

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08/05/2011     CRUDE CARRIERS — SECOND QUARTER 2011 FINANCIAL RESULTS
that are subject to certain risks and uncertainties which are detailed in are registration statement on Form F-1. Please also review the forward looking statements included in the supporting slides. These and other forward looking statements are made based on management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting the partnership. The Company cautious that forward looking statements are not guaranteed and that actual results could differ materially from those expressed or implied in the forward looking statements. In addition, non-GAAP financial measures are defined by the SEC maybe discussed on this call. To comply with SEC rules, reconciliations of non-GAAP financial measures have been attached to this morning’s release. I must advise you this conference is being recorded today, Friday 5th August 2011. We now pass the floor to one of our speakers today Mr Lazaridis. Please go ahead sir.
Ioannis Lazaridis
Hello and thank you all for joining us today for our second quarter results presentation. As a reminder we will be referring to the supporting slides available on our website as we go through today’s presentation.
Starting with slide 1 I would like to start with the presentation of the second quarter 2011 results. I am going to make some comparisons on today’s call between the second quarter 2011 and the second quarter 2010 as this is the most meaningful analogy in our business. The Company posted a net loss for the quarter of 7.5 million or 48c a share with compares with 37c net income per share in the second quarter of 2010. The Company’s net loss for the quarter is the result of the weak crude tanker spot market, 1.7 million in G&A expenses related to the definitive merger agreement with CPLP and the filing of the respective proxy statement and the off-hire of one of our vessels related to its scheduled dry-docking. Our revenues for the quarter amounted to $9.8 million including 1.2 million in profit share earned by four of our vessels trading under index linked employment with Shell, which is $10.9 million lower compared to the revenues of the second quarter of 2010. The Company’s drop in revenues reflects primarily the weaker crude tanker spot market when compared to a year ago. Our average daily earnings for our VLCC and Suezmax fleets during the quarter amounted to $13,499 and $12,173 respectively, thus outperforming the TD3 and TD5 benchmark indices which averaged $9,400 and $9,646 per day respectively for the quarter. Due to the charter rate environment and the expenses related to the merger agreement, the Company did not generate any cash available for distribution during the quarter. As a result, the Board has determined not to declare a dividend with respect to the second quarter of 2011. Finally, as announced on 5th May 2011, Crude Carriers entered into a definitive agreement to merge with Capital Product Partners in a unit for share transaction. Assuming the requisite

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08/05/2011     CRUDE CARRIERS — SECOND QUARTER 2011 FINANCIAL RESULTS
shareholder approval is received, Crude expects that the merger will occur during the third quarter of 2011 and specifically in the latter part of September.
Turning to slide 2 — revenues for the quarter amounted to $9.8 million as a result of the weak crude tanker spot market rate environment and the off-hire of the Miltiadis M II related to its scheduled dry-docking. Total voyage and vessel operating expenses for the quarter amounted to 9 million, lower by 2.2 million compared to $11.2 million in the second quarter of 2010, as a result of the increased number of vessels under voyage charters at the time, which increased voyage expenses in the second quarter of 2010. Vessel operating expenses for the second quarter amounted to $4.1 million, which is 1.6 million higher when compared to the second quarter of 2010, as a result of the higher average number of vessels in operation in the second quarter 2011. General and administrative expenses were $3 million for the quarter, of which 0.5 million was a non-cash charge related to the equity incentive plan, and 1.7 million relates to the expenses for the definitive merger agreement with CPLP and the proxy statement on Form F-4 filed with the SEC. The general and administrative expenses in the second quarter of 2010 stood at $0.6 million. Interest expense and finance cost for the second quarter of 2011 was 1.4 million, which is $0.5 million higher than the interest expense paid in the second quarter of 2010, as the interest expenses a year ago were incurred for only a part of the quarter following the debt roll down in June 2010.
Turning to slide 3 — Crude Carriers continues to enjoy low leverage as the Company’s total indebtedness stands at $134.6 million. Our revolving credit facility amortisation commences from the third quarter 2011 onwards, with quarterly instalments of $4.8 million. However subject to the merger going ahead, the loan is expected to be refinanced from the existing non-amortising facilities of Capital Product.
Turning to slide 4 and the crude tanker market overview — our VLCC and Suezmax fleet outperformed the TD3 and TD5 indices for the quarter which is of particular interest to us as four out of our five vessels were trading during the second quarter under spot indexed linked time charters with Shell, including a profit sharing arrangement. We are pleased to see that as a result of our commercial arrangements, as well as the high specification of our vessels, our fleet earnings have consistently outperformed the particular indices every quarter since our IPO and have performed favourably when compared to the overall market. Average quarterly spot earnings for VLCC and Suezmax tankers reached ten year lows as seaborne demand for crude oil imports was affected by limited exports of Libyan crude, closure of a number of oil refineries in Japan following the catastrophic earthquake, and the IEA decision to release strategic stocks affecting US imports. The increased supply of tonnage in most geographical areas and the

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08/05/2011     CRUDE CARRIERS — SECOND QUARTER 2011 FINANCIAL RESULTS
higher bunker prices resulted in an overall weak crude tanker spot rate environment. Chinese oil import demand growth is expected to remain robust throughout the remainder of 2011, while global refinery throughput is expected to increase by 2.3 million barrels per day in the third quarter in anticipation of seasonally higher demand. The long term demand trajectory remains positive as global oil demand in 2012 is expected to rise by 1.5 million barrels per day year-on-year to 91 million, after a 1.4% growth in 2011 which was revised up recently. Growth is driven mainly by non-OECD countries with OECD demand declining slightly. Analysts expect this to translate to approximately 3% crude tanker deadweight demand in 2011 as longer haul routes are expected to benefit from the increased oil demand. According to the IEA, higher crude oil prices and weak economic activity could adversely affect these projections. The crude tanker order book experiences extensive slippage, as analysts estimate that approximately 35% of the VLCC and the Suezmax order book was not delivered as expected in the first half of 2011. This is a higher rate compared to a year ago. We expect that the weak market environment will result to further new-building delays and cancellations, and as a result we expect the slippage in the crude tanker market order book to stay high.
Turning to slide 5 — we show that asset prices have remained flat compared to a quarter ago and at similar levels to a year ago. The sales and purchase markets however is currently fairly illiquid. We estimate the net asset value of crude carriers in the region of $16.5 -17 per share at the end of the second quarter based on third party valuations. Activity in the crude tanker period market remains fairly limited, as the spot market weakness has led to limited period enquiry from charterers and owners remain reluctant to fix their vessels on period at multi-year lows. However it is important to note that three to five year employment time charters continue to command a substantial premium over shorter term employment, reflecting owners and charterers’ expectations of an improving spot market in the medium to long run.
Turning to slide 6 — I would like to remind you that the Company announced on 5th May 2011 a definitive agreement to merge with Capital Product Partners in a unit for share transaction. The exchange ratio was set at 1.56 CPLP common units for each Crude Carrier share. I would like to remind you that the merger was negotiated exclusively by certain members of the Company’s Independent Directors Committee, which has negotiated the terms of the merger agreement, approved the transaction and recommended it to the Company’s Board of Directors, which in turn unanimously approved the transaction. CPLP will be the surviving entity in the merger and will continue to be structured as the Master Limited Partnership but will remain a corporation for US tax purposes, and unit holders will continue to receive a standard 1099 form. The Company expects that the merger will be completed during the third quarter of 2011, subject to the Crude Carrier stockholder approval, including a class vote by the holders of common stock of Crude.

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08/05/2011     CRUDE CARRIERS — SECOND QUARTER 2011 FINANCIAL RESULTS
The Crude management team and Crude Carriers Investment Corp holders of all the Class-B common stock have entered into a support agreement, pursuant to which they have agreed to vote their shares in favour of the transaction. Importantly I would like to remind you at this point that given CPLPs annual distribution guidance of 93c per unit, and the 1.56 times merger exchange ratio, Crude shareholders are expected to receive $1.45 in distribution per year per share, which implies an annualised yield at Crude’s current share price in excess of 14%. As we stated a number of times already, following the completion of the merger we intend to gradually reduce the crude tanker spot market exposure of our combined fleet during a period over the next 6-18 months as the crude market improves and opportunities arise by entering into fixed period charters. The combined fleet of the two merged entities will be diversified in both the product and crude tanker space, together having one of the youngest high specification tanker fleets, along with the technical and commercial support of Capital Maritime and Trading Corp which brings with it the vetting qualification of oil majors around the world, will allow the new unit holders of CPLP to benefit from a recovery in both segments.
Thank you and we would like now to open the call to some questions.
Questions and Answers
Operator

Michael Webber, Wells Fargo.
Michael Webber — Wells Fargo
Good morning guys. How are you? I wanted to jump and talk about the merger a little bit. on the Capital call last week Ioannis you laid out a timeframe noting — you responded to one round of SEC comments already with regards to the proxy and you’re expecting a second round this week. Can you give us a more detailed update in terms of where you’re at, in terms of the timeline and when we can start thinking about a non-affiliated shareholder vote and whatnot?
Ioannis Lazaridis
We did get the comments. We are responding to them. We hope to be able to respond by today. Tentatively we have pencilled 20th September special meeting for approving the merger. That is

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the timeline that we need to keep. Tentative it will be confirmed when the filing happens either today or Monday.
Michael Webber — Wells Fargo
That is helpful. With regards to the quarter — your rates were above index but pretty well below a number of your peers. Can you talk a little bit about what went into that? Was that a function of not having a lag on your rates because you’re based on the index charters? Can you talk about what drove he outperformance versus the index, but then the underperformance relative to some of your other peers.
Ioannis Lazaridis
Mike as you know from the previous call, our charter arrangements with Shell reflect the daily fluctuation in spot market rates, experienced through the days of any given quarter and that includes also the prices of bunkers, they reflect basically current data. If you look at the average rate in the second quarter and you look at the average rate in the first quarter, there is a big drop, the market has dropped significantly. That effectively is reflected in our numbers. A lot of our competitors fix vessels on a voyage basis, so some of their fixtures may have taken place and they may reflect numbers during Q1 rather than during Q2.
Michael Webber — Wells Fargo
It is pretty fair to classify that as — the difference between your peers is the difference between the lag effect of say a spot voyage versus the index.
Ioannis Lazaridis
I think that is certainly one reason.
Michael Webber — Wells Fargo
Actually getting back to the merger — I am curious as to what your contingency plan is if for some reason doesn’t necessarily go your way. You have the term out option on your credit facility which would probably need to be exercised, and I think there are two different options that would be exercised in September. If we don’t see a rate improvement, liquidity could get pretty tight towards the end of the year. Can you guys give a little bit of colour in terms of what contingency

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plans you guys do have, how you would address that towards the end of the year and is that something that is really on your radar at this point.
Ioannis Lazaridis
We believe here that a merger with CPLP is to the benefit of the shareholders of Crude, as well as the combined group of the shareholders. We believe that the shareholders of Crude will be able to benefit from the firm annual guidance of CPLPs distribution of 93c, which translates to $1.45 to the Crude shareholders, which means that the dividend yield at this point in excess of 14%. We believe Crude shareholders will vote for the merger as it is to their benefit.
When it comes to Crude, in case this doesn’t go ahead — number one we do have working capital facilities in the tune of 10 million. Also bear in mind that our numbers and charter rates have been affected very much from the very weak market which at this point I believe, given where the bunker prices are, given where the running costs are, are basically unsustainably low, and also they reflect certain costs related to the merger which if it doesn’t happen basically you have seen the worst. I believe that in an environment, even if it continues to be weak, there is not going to be a liquidity issue for Crude Carriers.
Michael Webber — Wells Fargo
Fair enough. You mentioned in that answer that you thought rates are unsustainably low right now. You guys are going to be going out looking to potentially charter those Vs on a longer term basis over the next three to four to maybe six months, and potentially beyond that. what do you think the likelihood is heading into the fourth quarter of this year that we actually see some degree of seasonal strength off the absolute lows we’re at now; that might provide you guys a window to get a rate a little bit above current market. How would you handicap that and how much of that are you baking into your thought process right now?
Jerry Kalogiratos
Hi Michael. As Ioannis pointed out earlier, this quarter was exceptional in the sense that demand also adversely affected by a number of events, such as the Japanese earthquake and the respective refinery outages, the Libyan conflict as well as the release of the oil strategic reserves. As you know the IEA is expecting higher refinery throughputs for the next quarter, and the longer term demand outlook remains fairly positive, of course subject to world economic growth. The oil demand for 2011 is expected to grow by 1.7%, for 2012 at 1.4%, these are solid numbers.

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Demand for crude vessels is a multiple of that running at 3% for 2011. If anything, we expect that the market in Q3 and especially in Q4 should see a recovery from the historic lows that we’re currently experiencing. The longer term fundamentals remain solid. It is a question of demand and supply balancing at some point in the future.
Operator
Scott Webber, Merrill Lynch.
Scott Webber — Merrill Lynch
Good morning Ioannis and Jerry, it is Scott Webber in for Ken. I just wanted to make sure I heard you correctly on one of Mike’s questions. You said that as far as preliminary estimate for the closing, you have scheduled 20th September as a time to confirm the merger. Is that right?
Ioannis Lazaridis
I said that 20th September is the special meeting date; the closing will be a few days after.
Scott Webber — Merrill Lynch
Just a question about the VLCC charter market — is the time charter market or period market even liquid right now. We have heard that it is just incredibly hard today to lock up vessels on charters. Can you give us any sense of what an indicative one year or three year VLCC charter might be in today’s market.
Jerry Kalogiratos
You’re right to point out that the crude period market is very illiquid. Charterers are unwilling to fix right now due to the softer patch in the spot market, and owners are also reluctant to lock in at lower rates, so there is a standstill in the period market. But the numbers continue to be quite optimistic when it comes to longer period charters. We have seen fixture of the second quarter is for two VLCCs being fixed for three years at 32,500. If anything the willingness to fix for these numbers is going to improve if there is more visibility in the spot market, and the same applies to the Suezmax market. The expectations there again for longer period charters are higher than what you can fix for the short term, which reflects also the expectations for an improved market down the road.

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Operator
Martin Korsvold, Pareto.
Martin Korsvold — Pareto
Just a question on the product market — we have seen values on product tankers come up quite a bit from the bottom. The second quarter was good, whereas the start of the third quarter seems to be pretty bad, at least in terms of earnings for the product tankers. Could you give us a bit of colour on what you think in regards of both rates for the product tankers and values from here going forward?
Ioannis Lazaridis
We don’t really make predictions Martin. I think that it is quite difficult to make predictions, but I can share with you a couple of things on the product market that make me quite optimistic.
The main thing is that if you look at the product rates, and I am talking mostly about period rates, period rates are up something between 10 and 15% year-on-year, and close to 20% in the past two years. At the same time if you look at the supply situation in the products, the fleet has grown by less than the demand this year. The fleet growth has been between 1.5-2%, whereas demand is running higher than 3.5, 4%. With all these refining openings going ahead, generating ton-mile demand, demand for tonnage will remain high. I think if you look at the tonnage availability, it is not much, you have seen recently a big transaction indicating good prices. I think that if you look overall; that bodes well for the product market.
The spot market is affected by reasons that Jerry explained, like in the US there is some weakness currently, but overall the trade and where the refining capacity is opening up make me quite optimistic. I want to add to this that if you look at the combined company, if you look at CPLP and Crude together, you will see that the combined company, because of the very high percentage of period coverage for CPLP, it will generate quite secure cash flows going ahead. Analysts predict at least for the second half of this year to generate cash flows approximately 14 million a quarter. At the same time as I mentioned, the numbers to date in the second quarter have been affected for both companies by the costs of the merger, amounting combined close to 4 million. If you look at the combined entity, the cash flow required to meet the quarterly dividend

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of 93c is 16.5 million, and the combined group also will have close to 55 or more million of cash. That is as per second quarter end.
Myself I feel quite comfortable about the sustainability of the distribution and I think the statement that we make in our earnings release regarding the benefits to the Crude shareholders, vis-à-vis future dividend distributions is supported by numbers. Especially our intention is to move the crude vessels into period charters, gradually and as opportunities arise, I think you will easily see that at the three year period rates, the numbers are quite good. As we have stated before and we state again, our intention is to fix for longer than shorter periods at this point.
Martin Korsvold — Pareto
Also in terms of growth going forward — could you say a little bit about where do you think you will grow the Company, which asset types; crude, product? Are you buyers at these levels? How do you think about growing the Company going forward?
Ioannis Lazaridis
Our priority at this point is to first finalise the merger, as I mentioned in the second half of September we will have the special meeting and hopefully we will close the merger. Then we will have to look for period employment for the crude vessels, and we have been doing that and we will accelerate even more after the merger is done. Of course we always keep an open eye to opportunities in either product or crude vessels.
Operator
[No further questions].
Ioannis Lazaridis
Thank you everybody for finding the time and in case you have any further questions please do not hesitate to contact us directly. Thank you.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Crude Carriers and CPLP will be submitted to the shareholders of Crude Carriers for their consideration. CPLP will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Crude Carriers that also constitutes a prospectus of CPLP. Crude Carriers and CPLP also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CRUDE CARRIERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Crude Carriers, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Crude Carriers will be available free of charge on Crude Carriers’ website at www.crudecarrierscorp.com under the tab “Investor Relations” or by contacting Crude Carriers’ Investor Relations Department at (212) 661-7566.
Crude Carriers and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crude Carriers in connection with the proposed transaction. Information about the directors and executive officers of Crude Carriers is set forth in its Annual Report on Form 20-F, which was filed with the SEC on April 18, 2011. This document can be obtained free of charge from the sources i ndicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.